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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	(Last) (First) (Middle)		Rural/Metro Corporation (RURL)

	Carnegie Global Healthcare Fund Management Centre Europe, 5 Place de la Gare (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			11/14/02

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	L-1616, Luxembourg, Grand Duchy of Luxembourg (City) (State) (Zip)		☐	Director	☐	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☒	Other (specify below)
				X(1) - See (1) on page 6.

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		6/25/02				P			50,000	A	$3.72		1,675,600		D

	Common Stock		6/27/02				P			74,000	A	$3.85		1,749,600		D

	Common Stock		7/25/02				P			73,200	A	$2.26		1,822,800		D

	Common Stock		7/26/02				P			25,000	A	$2.56		1,847,800		D

	Common Stock		7/31/02				P			90,000	A	$2.71		1,937,800		D

	Common Stock		8/14/02				P			90,000	A	$2.82		2,027,800		D

	Common Stock		8/21/02				P			50,000	A	$2.96		2,077,800		D

	Common Stock		8/29/02				P			48,000	A	$2.61		2,125,800		D

	Common Stock		8/30/02				P			17,500	A	$2.65		2,143,300		D

	Common Stock		9/27/02				P			50,000	A	$3.06		2,193,300		D

	Common Stock		10/1/02				P			110,000	A	$2.57		2,303,300		D

	Common Stock		10/25/02				P			15,700	A	$2.18		2,319,000		D

	Common Stock		10/29/02				P			25,000	A	$2.24		2,344,000		D

	Common Stock		10/30/02				P			50,000	A	$2.51		2,394,000		D

	Common Stock		10/31/02				P			70,000	A	$2.95		2,464,000		D

	Common Stock		11/4/02				P			30,000	A	$2.88		2,494,000		D

	Common Stock		11/11/02				S			2,820	D	$2.63		2,491,180		D

	Common Stock		11/12/02				S			950,000	D	$2.71		2,491,180(2)		D

	Common Stock		11/13/02				P			1,000	A	$2.73		2,492,180		D

	Common Stock		11/13/02				S			32,230	D	$2.84		2,459,950		D

	Common Stock		11/14/02				S			50,000	D	$3.03		2,409,950(3)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting person became a member of a Section 13(d) group as of 11/12/02 when it sold 950,000 shares to the Carnegie Fund Management Company S.A.

(2) Amount remains the same because the shares were sold to a member of the same Section 13(d) group. See note (1).

(3) 1,459,950 owned by Carnegie Global Healthcare Fund Management Company S.A. and 950,000 owned by Carnegie Fund Management Company, S.A.

/s/ Michael Hughes	12/3/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Name:		Carnegie Fund Management Company S.A.

Address:		Centre Europe, 5 Place de la Gare L-1616 Luxembourg, Grand Duchy of Luxembourg

Designated Filer:		Carnegie Global Healthcare Fund Management Company S.A.

Issuer & Ticker Symbol:		Rural/Metro Corporation (RURL)

Transaction Date:		########

Carnegie Fund Management Company S.A.

Signature:		/s/ Michael Hughes

	By:	Michael Hughes

	Its:	Head of Fund Services